VALLEY HIGH MINING COMPANY
                    3098 South Highland Drive, Suite 323
                      Salt Lake City, Utah  84106-6001
                            Phone (801) 467-2021
                             Fax (801) 467-3256


                             January 23, 2006

VIA EXPRESS MAIL

S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Valley High Mining Company's response to December 21, 2005,
     Commission comment letter relative to Valley High's November 25, 2005, third amended Form 10-SB/A-3, File No. 000-51232

Dear Mr. Kluck:

     We are in receipt of the Commission's comment letter dated December 21, 2005 containing 12 comments to Valley High Mining Company's ("Valley High" or "Company") third amended Form 10-SB/A-3 filing. During the week of January 15, I called you and left a message concerning the status of our ability to respond to these comments, specifically, Comment No. 5 below which, based on the scope of such comment, had required us to hire a new consulting geologist and otherwise devise a bona fide mineral exploration plan with targets, proposed costs and timelines. Because we now have a bona fide drilling exploration plan or program necessary to satisfy Comment No. 5, be advised that we have also completed former Work Sequence or Milestone No. 1 which involved compiling and amassing all known information regarding our mineral claims in order to generate a geology report. We have therefore made considerable, if not admirable, progress in pursuing our business plan over the last few months.

     Our fourth amended Form 10-SB/A-4 filed simultaneously on Edgar with this letter has been revised in accordance with such December 21 comment letter. Our separate or supplementary comments, in addition to the changes we have made in the document, are set forth below.

             RESPONSE TO EACH OF THE COMMISSION'S 12 COMMENTS
                    General Comments to Form 10-SB/A-3
     General

     1. We have complied with this comment by clarifying that, at the time we assumed control of the Company in 2003, we did not do any due diligence with respect to locating or contacting any shareholders. See the additions to the fifth paragraph under the heading "History and Background of the Company" in which we disclose the due diligence undertaken by us prior to taking control of the Company in 2003. In this regard, the only shareholders we dealt with when we assumed or took control of the Company in 2003 were its officers and directors. Also, because the transfer agent had been the Company's transfer agent since its inception, and also, based on shareholder documents provided to us by former management and the transfer agent itself, there was nothing irregular that we were able to discern from the shareholders' list and other shareholder records that would have put us on inquiry or other notice to do anything in particular relative to locating or identifying shareholders. This is not to ignore that there are over 1,150 shareholders of record of Valley High and therefore, it would have been an onerous task for us to have directly contacted many or most of these persons for any purpose. Since we took control of the Company in 2003, we have had a few telephone calls and letters from shareholders and in each instance, such persons were on the shareholders' list. If this comment is directed at whether we, at any time between 2003 and now, have ever contacted persons on the shareholders' list to purchase, or arrange the purchase of, any of their stock, the answer is a categorical "No."

     2. We have complied with this comment by including an "index map" showing where the property is located within the State of Utah and Juab County. See the new Ex. 99.8. Because our new consulting geologist, Mr. O. Jay Gatten, has also generated a Property Location Map that is better than the one which we filed with our previous registration statement, we have taken the liberty of attaching that new map as well. See the new Ex. 99.9. Finally, we have also taken the liberty of attaching a Land Ownership Map that was also prepared by Mr. Gatten and which identifies our mineral claims by actual Claim Numbers. See the new Ex. 99.10.

     3. We have complied with this comment and are filing our fourth amended registration statement on Edgar with and to indicate where the revisions have been made.

     Risk Factors, page 3

     Risk Factors Related to the North Beck Mining Claims, page 11

     4.   We have complied with this comment.

     Plan of Operation, page 31

     5. This has been an exceptionally difficult comment for us to comply with in a short period of time for the simple reason that we did not have a geology report on our property completed. By asking us to include a "phased exploration plan" before we had such a report is essentially asking us "to put the cart before the horse." However, because by late November we had already engaged Mr. O. Jay Gatten of North American Exploration, Inc., to commence preparing a geology report for us (see our last 10-QSB on file on Edgar), we were able, since December 21, to commission him and his exploration firm to additionally come up with some proposed drilling targets, the relative costs thereof, and the possible timelines involved. Based on conversations we have had with your mining engineer, Mr. Ken Schuler, this is what the Commission requires or expects of a company like ours. To be sure, Mr. Schuler has informed the undersigned that he has no problem whatsoever with a company having as the essential part of its business plan that of having to seek out an exploration partner or joint venturer, provided that the company does indeed have an exploration plan or program in mind to propose or suggest to a potential exploration partner or joint venturer, which we now have.

     On Saturday, January 20, 2006, Mr. Gatten was finally able to e-mail us a draft of his geology report, which includes proposed drilling targets, the relative costs thereof, and the projected timelines involved. We have incorporated this information into the Plan of Operation section of our fourth amended registration statement, all as this comments asks. This proposed exploration plan or program contains "phases," all as this comment further expects or requires. We might add that Mr. Gatten, having been a practicing geologist for 40 years, and having lived in Utah all that time, is familiar with the Tintic Mining District, and it turns out that he has access to extensive geologic and other professional information relative to the District in general and our mining claims in particular. This has enabled him to generate an excellent draft geology report.

     Item 3.  Description of Property, page 41

     6. We have complied with this comment with the exception that the area has known and conspicuous landmarks and we have left in bare references to such landmarks only because if the Commission on the one hand wants us to describe where our property is located (so much so that it has required us in two separate comment letters to include and file maps), these landmarks are necessary to achieve that purpose. With all due respect, the Commission cannot have it both ways, that is, expect us to thoroughly delete references or descriptions that would allow the average person or investor to know or understand where our property is located and then, at the same time, expect us to describe in detail where our property is located. In fact, it is virtually impossible to describe or know where our property is located if, for example, we don't say that it is directly west of the Bullion Beck Mill and Bullion Beck Property. Practically everyone in Juab County, Utah, knows where this is. In addition, we would like to point out that we have re-read this section and, contrary to this comment, no reference is made to a landmark or adjoining property for any purpose that would imply that our property may have production or "ore" simply because a neighboring property may have had such at one time. For example, 16 million ounces of silver was reportedly removed from the adjoining Bullion Beck Mine and yet we make absolutely no mention of the fact that this production existed so close to our claims, let alone at all. The same can be said of the Gemini Mine which is also very near to our mineral claims and which reportedly produced 298,000 tons of ore with less than 0.05 ounces of gold, 31.1 ounces of silver, 0.3% copper, 10.5% lead, and 0.1% zinc per ton on average.

     Item 7. Certain Relationships and Related Transactions, page 42

7. We do not really understand this comment in that in the second paragraph of this section to which the comment refers we have already disclosed the following:

               As is also disclosed in footnote (2) of
               ITEM 4 above titled "Security Ownership of
               Certain Beneficial Owners and Management" and as is further disclosed near the end of the subsection above titled "Executive
               Officers and Directors" of ITEM 5 above
               which is itself titled "Directors and
               Executive Officers, Promoters and Control
               Persons," Mr. Coombs is the manager and a member of North Beck Joint Venture, LLC, a family limited liability company. Mr.
               Coombs personally owns one third of North
               Beck Joint Venture, LLC, through his
               family living trust. He also owns another
               15% of another one third of North Beck
               Joint Venture through another family
               limited liability company known as Coombs
               Brothers Investment Co., LLC, which itself owns one third of North Beck Joint
               Venture, LLC.

Since we believe the foregoing paragraph is simple and straightforward and is otherwise already responsive to this comment, we frankly don't know what more to say in addition to the foregoing. Having said this, however, we have nonetheless attempted to clarify the nature of Mr. Coombs's interest with respect to both sides of the lease agreement transaction. Reference is made to the redlined additions to the section.

     Exchange Act Filings

     General

     8.   We complied with this comment in December 2005 and filed a Form 8-
K.

     9. We apologize for failing to include the Commission file number on our quarterly filings and will comply with this comment when we re-file them.

     Form 10-QSB for the Quarters Ended June 30, 2005 and September 30, 2005

     Item 3   Controls and Procedures

     10. through 12. (inclusive). We have complied with these three comments or are in the process of complying with these three comments inasmuch as these comments involve or relate to other documents and filings made by us, not our fourth amended registration statement.

                Conclusion and Statement from the Company

     We have attempted in good faith to address and incorporate each of the Commission's 12 comments. We believe that our fourth amended Form 10-SB/A-4 is a substantial improvement over our November 25 version (particularly with respect to having a precise and detailed exploration plan or program, with targets and estimated costs, etc.) and we would hope that the Commission would agree with us and inform us that it has no more comments.

     As per the end the Commission's December 21, 2005, comment letter, this response letter is also being filed on EDGAR. Finally, along with a hard, signed copy of this letter that we are mailing to you via Express Mail, we will also be enclosing a red-lined version of the revised registration statement changes. Further, in response to Comment No. 3 above, you have asked us to file our fourth amended registration statement on Edgar showing the revisions, we have indicated the revisions with and as instructed in the EDGAR filing manual.

     Finally, as per the end of the Commission's comment letter seeking a statement from us, (1) the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any additional questions or comments after receiving these documents, please don't hesitate to let us know at your earliest convenience. My direct line is 801-467-2779.

                                   Very truly yours,
                                   VALLEY HIGH MINING CO.


                                   /s/John Michael Coombs
                                   John Michael Coombs, President

Enclosures